November 18,
2024

Kanishka Roy
Chief Executive Officer
Plum Acquisition Corp. IV
2021 Fillmore St. #2089
San Francisco, CA 94115

       Re: Plum Acquisition Corp. IV
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 5, 2024
           File No. 333-281144
Dear Kanishka Roy:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your disclosure regarding your restricted private placement shares. Please revise your cover page and Summary disclosures to clearly state, if true, that the non-
       managing investors will pay no additional consideration for these shares. Please further clarify, if true, that these shares could create a conflict of interest in that the non-managing investors will be incentivized to vote in favor of an initial business combination. Finally, please disclose, if true, that the restricted private placement shares will allow the non-managing investors to invest in your Company on more favorable terms than are available to purchasers in this offering. November 18, 2024
Page 2
Summary
Management Team, page 3

2. We note your response to comment 3 and re-issue in part. With respect to the redemptions of shares, please also quantify the percentage of outstanding shares that were redeemed.
Select Leadership Council Members, page 6

3. Please provide the basis for the statement that Mike Dinsdale embodies the "modern unicorn" CFO.

       Please contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jason Simon